Exhibit 12

QEP Resources, Inc.

Ratio of Earnings to Fixed Charges

(Unaudited)

	6 Months Ended June 30,
	2010	2009
	(dollars in millions)
Earnings
Income before income taxes and adjustment for income or loss from equity investees	$233.1	$74.1
Add (deduct):
Fixed charges	41.8	33.0
Distributed income from equity investees	1.1	0.1
Capitalized interest	(0.5)	—
Noncontrolling interest in pre-tax income of subsidiary that has not incurred fixed charges	(1.3)	(1.1)

Total Earnings	274.2	$106.1

Fixed Charges
Interest expense	$40.2	$32.0
Capitalized interest	0.5	—
Estimate of the interest within rental expense	1.1	1.0

Total Fixed Charges	$41.8	$33.0

Ratio of Earnings to Fixed Charges	6.6	3.2

For purposes of this presentation, earnings represent income before income taxes adjusted for fixed charges, earnings and distributions of equity investees. Income before income taxes includes QEP Resources’ share of pretax earnings of equity investees. Fixed charges consist of total interest charges (expensed and capitalized), amortization of debt issuance costs and losses from reacquired debt, and the interest portion of rental expense estimated at 50%.